RESIN SYSTEMS INC.

14604 – 115 A Avenue

Edmonton, AB, T5M 3C5

Tel: 780-482-1953                       Fax: 780-452-8755

Management’s Responsibility for Financial Reporting

August 31, 2003

The accompanying consolidated financial statements and all of the information included in this report have been prepared by and are the responsibility of management and the Board of Directors of Resin Systems Inc.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgments based on currently available information.  The significant accounting policies which management believe are appropriate for the Company are described in Note 2 of the consolidated financial statements.

Additionally, management has prepared, as a supplement to the consolidated financial statements, a reconciliation of the financial information to conform to United States generally accepted accounting principles.  The Company became a reporting issuer of the U.S. Securities and Exchange Commission (“SEC”) as announced on December 3, 2002.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities.  The Board has appointed an Audit Committee comprising of two independent Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors.  The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP, have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

January 8, 2004

Signed “Greg Pendura”

Signed “Keith Gerrard”

Greg Pendura

Keith Gerrard

President and CEO

Controller

MR1

RESIN SYSTEMS INC.

Consolidated Financial Statements

Years Ended August 31, 2003, 2002, 2001

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at August 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

November 19, 2003, except for note 18(c) which is as of December 29, 2003

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

As at                                       2003           2002            2001

                                      August 31,     August 31,      August 31,

ASSETS

Current assets:

  Cash and cash equivalents         $  2,232,394   $    518,581   $    197,637

  Accounts receivable (note 3)           188,446        238,886        112,072

  Receivable from NRC (note 16)          145,162         37,620             --

  Inventories (note 4)                   429,480        275,305        356,065

Prepaid expenses and deposits           88,734          6,939         18,480

                                       3,084,216      1,077,331        684,254

Prepaid rent and

   security deposit                       24,093          7,192         37,000

Property, plant and equipment

   (note 5)                            1,016,588        237,398        300,891

Intangible assets (note 6)             1,646,000             --             --

                                    $  5,770,897   $  1,321,921   $  1,022,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

  Payables and accruals             $    635,998   $    184,153   $    179,875

Notes payable (note 8)                      --             --        326,483

                                         635,998        184,153        506,358

Long-term payable to NRC (note 16)       343,425         37,620             --

Shareholders' equity:

  Share capital (note 9)              18,818,497     11,376,642      9,074,678

  Contributed surplus                    843,695          7,865          7,500

Deficit                            (14,870,718)   (10,284,359)    (8,566,391)

                                       4,791,474      1,100,148        515,787

Future operations (note 1)

Commitments (note 10)

Subsequent events (note 18)

                                    $  5,770,897   $  1,321,921   $  1,022,145

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura“                      Signed “Brian Carpenter“

Director                                   Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year Ended:                                 2003           2002            2001

                                      August 31,     August 31,      August 31,

Revenue                             $    311,811  $     343,257   $    269,235

Expenses:

  Cost of sales                          118,333        216,782        145,679

  Direct and product development       1,552,190        632,042        163,891

  Marketing and business development     524,196        314,168        545,323

  General and administrative           2,011,495        814,681      1,093,773

  Interest and other charges              36,773          9,093         49,700

Amortization                           655,183         62,438         58,634

                                       4,898,170      2,049,204      2,057,000

Loss before the under-noted           (4,586,359)    (1,705,947)    (1,787,765)

Gain on sale of property, plant and

  equipment                                   --            393          7,221

Write-down of property, plant and

  equipment and intangible assets             --        (12,414)      (825,405)

Net loss                              (4,586,359)    (1,717,968)    (2,605,949)

Deficit, beginning of year           (10,284,359)    (8,566,391)    (5,960,442)

Deficit, end of year               $ (14,870,718) $ (10,284,359)  $ (8,566,391)

Basic and diluted loss

  per common share (note 9(f))     $       (0.11) $       (0.09)  $      (0.17)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

Year Ended:                                 2003           2002            2001

                                      August 31,     August 31,      August 31,

Cash provided by (used in):

Operating:

  Net loss                          $  (4,586,359) $ (1,717,968) $ (2,605,949)

  Items which do not involve cash:

  Amortization                            655,183        62,438        58,634

    (Gain) on sale of property, plant

       and equipment                           --          (393)       (7,221)

    Write-down of capital and

       intangible assets                       --        12,414       825,405

    Reduction of loan receivable

       from director                           --            --        37,401

    Shares to be issued pursuant to

      ARC agreement                       128,172       184,375            --

    Consulting services settled by

     reduction of share purchase loan     144,000        18,000            --

    Compensatory stock options to

       employee & non-employees           454,116            --            --

  Change in non-cash operating

   working capital                      158,773       (67,855)      (75,064)

                                       (3,046,115)   (1,508,989)   (1,766,794)

Financing:

  Proceeds from issue of share

    capital net of transaction costs    5,493,897     1,234,467     1,026,538

  Proceeds from issue of notes payable         --       739,000       900,000

  Proceeds from NRC                       305,805        37,620            --

  Repayment of notes payable                 --      (200,000)           --

                                        5,799,702     1,811,087     1,926,538

Investing:

  Purchase of property, plant

    and equipment                      (1,025,218)     (121,591)     (139,258)

  Prepaid rent and security deposit       (16,901)       29,808            --

  Proceeds on sale of property, plant

  and equipment                          2,345       110,629        13,695

                                       (1,039,774)       18,846      (125,563)

Increase in cash                        1,713,813       320,944        34,181

Cash and cash equivalents,

  beginning of year                       518,581       197,637       163,456

Cash and cash equivalents,

  end of year                       $   2,232,394  $    518,581  $    197,637

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

1.  Nature of operations and future operations:

Resin Systems Inc. (the “Company”) was incorporated on July 26, 1995 under the Business Corporations Act of Alberta and commenced active operations on September 1, 1995.  The Company's primary business is the development and marketing of its composite resin system marketed under the trade name Version resin.  Until late fiscal 2000, the Company’s primary business was the sale of a protective coating, "Uni-Seal", produced from recycled tires.  The Company is traded on the TSX Venture Exchange under the symbol “RS”.

The Company is a reporting foreign private issuer in the United States.  The Company is also listed on the OTC Bulletin Board and is traded under the symbol “RSSYF”.

   Future operations:

   These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (see also note 18), which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the year ended August 31, 2003, the Company reported a loss of $4,586,359 and has an accumulated deficit of $14,870,718.  As at     August 31, 2003, the Company has positive working capital of $2,448,218.

   During fiscal 2003, the Company focused its attention on setting up the infrastructure for the production of utility poles and the marketing of hockey sticks through its subsidiary New Version Sports Inc. (“NVS”).  As at August 31, 2003, the Company has completed testing of its utility poles and will commence production in the new fiscal year.

   The Company completed a private placement in January 2003, which was over subscribed, for total gross proceeds of $3,000,000.  During the last quarter of the fiscal year, all the warrants from the private placement in fiscal 2002 were exercised generating total gross proceeds of $2,250,000.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

1.  Nature of operations and future operations, (continued):

   Future operations, (continued):

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due, is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

2.  Significant accounting policies:

   (a)  Name change:

   On May 8, 2000, the Company changed its name to Resin Systems Inc. from Recycled Solutions for Industry Inc.

   (b)  Basis of presentation:

   The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

   These consolidated financial statements include the accounts of the Company, Resin Systems Inc., its Canadian subsidiary, New Version Sports Inc., and its Barbadian subsidiary, Resin Systems International Ltd.  The Company also has the following inactive subsidiaries as at August 31, 2003: Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc., RS Technologies Inc. (note 18(a)), Resin Systems Incorporated and Resin Systems Sales Limited (Ireland).  Material inter-company transactions and balances have been eliminated on consolidation.

   (c)  Cash and cash equivalents:

   Cash and short-term investments are carried at cost, which approximates market value.  The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (d)  Inventories:

   Raw materials are stated at the lower of cost or market on a first-in first-out basis and net realizable value.  Inventories of work in process and finished goods are stated at the lower of average cost and net realizable value.

   (e)  Property, plant and equipment:

   These assets are recorded at cost with amortization for all but leasehold improvements under the declining balance method.  The amortization rates are as follows:

Asset                                                             Rate

Building                                                           5%

Equipment                                                         20%

Computer hardware, software and automotive                        30%

   Leasehold improvements are amortized over the term of the property leased on a straight-line basis.

(a)

Intangible assets:

   In 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062, “Goodwill and Other Intangible Assets”.  Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  The new standard does not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  The Company has adopted this new standard effective September 1, 2002.

   The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.

   Intangible assets are recorded at cost and their carrying value is assessed for future recoverability or impairment on an annual basis.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.  These assets are amortized at a rate of 20% using the declining balance method which is consistent with the tangible assets used employing the intangible asset.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (g)  Foreign currency translation:

   Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date.  Revenues and expenses are translated at the exchange rate in effect at the transaction date.

   The Company’s subsidiaries are fully integrated subsidiaries and are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are recorded at the exchange rate on the transaction date.

   Exchange gains and losses are included in the determination of earnings (losses).

   The following rates were used in the preparation of the financial statements:

                                 Average rate         Rate at year-end

August 31, 2003                     1.3991                      1.3850

August 31, 2002                     1.5440                      1.5346

August 31, 2001                     1.5545                      1.5183

   (h)  Use of estimates:

   The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those reported.  The recoverable values of the inventories, property, plant and equipment and intangible assets, and the estimated useful lives of property, plant and equipment and intangible assets, are the more significant items subject to estimates in these financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (i)  Stock-based compensation plans:

   Effective September 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting for stock-based compensation and other stock-based payments, Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  The new standards are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, except grants outstanding at September 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new standards are applied retroactively, without restatement.  As the Company had no such grants, there has been no adjustment to retained earnings, liabilities, or contributed surplus as at September 1, 2002.

   The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of the stock options is recorded as share capital.

   The Company discloses the pro forma effect of stock options granted to employees under the fair value based method (note 9(b)).  No disclosure has been made for the pro forma effect of awards granted before September 1, 2002.

   Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (i)  Stock-based compensation plans, (continued):

   Under the fair value based method, the compensation cost attributable to employee awards that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis.  For awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

   (j)  Revenue recognition:

   Revenue is recognized upon the transfer of legal title.  The Company sells all its products on a “F.O.B. Plant” basis and all risk of loss is assumed by the customer once the product has left the Company’s plant.  Only when this condition of sale has been met, does the Company recognize revenue associated with the transaction.

   (k)  Income taxes:

   The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not the asset will not be realized.

   (l)  Losses per common share:

   Basic loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding during the year.  Shares issued during the year are weighted for the portion of the year that they were outstanding.  If a diluted loss per share was presented, it would be computed similar to basic loss per share except that the weighted average shares outstanding would be increased to include additional shares from the assumed exercise of all stock options and warrants.  Diluted loss per share is not presented as it is anti-dilutive and would report a lower loss per share.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

2.  Significant accounting policies, (continued):

   (l)  Losses per common share, (continued):

   The Common Shares held in performance escrow (see note 9(e)) are not considered outstanding and are only included in the calculation of basic earnings per share when all the necessary conditions for their issuance have been satisfied.  As a result, the Company’s weighted average number of Common Shares outstanding for the periods ended August 31, 2002 and 2001 has been reduced by 9,699,560.  This reduction has increased the loss per share for the year ended     August 31, 2002 to $0.09 from $0.06, and for the year ended      August 31, 2001 to $0.17 from $0.10.  At the Annual General and Special meeting held on October 15, 2002, the Company’s escrowed Common Shares were changed from a performance escrow to a time release escrow which under Section 3500 returns the escrowed shares to the calculation.  As at August 31, 2003, the Company had a loss per share of $0.11.

   (m)  Comparative figures:

   Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the year ended       August 31, 2003.

   (n)  Joint ventures:

   Investments in joint ventures are accounted for using the proportionate consolidation method.  Under this method, the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts of the Company (see note 17).

3.  Accounts receivable and allowance for doubtful accounts:

   The Company reports accounts receivable net of allowance for doubtful accounts and accounts that have been written off directly to expense as they become uncollectible during the year.  An estimation of the allowance for doubtful accounts is based upon management’s analysis of individual customer accounts and the likelihood of collecting each account based upon the age of the amount outstanding as it relates to specific invoices.  Allowance for doubtful accounts, as at August 31, 2003, 2002 and 2001 were; nil, $124,203, and $38,221, respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

4.  Inventory and reserve for obsolete allowance:

   The Company reports inventories net of a reserve for obsolescence which reduces the value of total inventories.  This reserve takes into account materials which in management’s opinion may become obsolete owing to demand for the product or changes in customer demand.

                                          2003         2002         2001

Raw materials and work in process    $   342,571  $   311,041  $   338,681

Equipment for resale                     129,215      195,607      206,516

Finished goods                           279,563      140,161      182,372

Reserve for obsolescence                (321,869)    (371,504)    (371,504)

                                     $   429,480  $   275,305  $   356,065

5.  Property, plant and equipment:

                                             Accumulated           Net book

                                  Cost      amortization              value

August 31, 2003:

Equipment                    $1,144,001        $  360,459         $  783,542

Computer hardware and

  software                      297,455           123,810            173,645

Automotive                       14,970             4,491             10,479

Leasehold improvements           63,326            14,404             48,922

                             $1,519,752        $  503,164         $1,016,588

August 31, 2002:

Equipment                    $  372,999        $  206,146         $  166,853

Computer hardware and

  software                       84,439            49,391             35,048

Leasehold improvements           39,441             3,944             35,497

                             $  496,879        $  259,481         $  237,398

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

5.  Property plant and equipment (continued):

                                             Accumulated           Net book

                                  Cost      amortization              value

August 31, 2001:

Land                         $   50,107        $       --         $   50,107

Building                         72,987            17,941             55,046

Equipment                       321,428           164,433            156,995

Computer hardware and

  software                       61,048            35,546             25,502

Leasehold improvements           16,552             3,311             13,241

                             $  522,122        $  221,231         $  300,891

   During fiscal 2003, the Company sold an excess computer program for gross proceeds of $2,345.

   As at August 31, 2003, the Company had under construction a piece of production equipment valued at $165,602 which was not subject to amortization.  Additionally during the year, the Company transferred equipment that was held for resale and classified in inventory, to property, plant and equipment at its carrying value of $16,598.

   During fiscal 2002, the Company sold excess lab equipment for gross proceeds of $3,271.  Also during this period, the Company sold its land and building in the United States for gross proceeds of $75,000 U.S.  The Company moved the location of its head office during the year and as a result, unamortized leasehold improvements relating to the previous location of $12,414 were written off.

   During the year ended August 31, 2001, the Company wrote down its land and building located in the United States by $45,552 to reflect the fair market value of the property which was subsequently sold.

6.  Intangible assets:

                                                 Accumulated        Net Book

                                      Cost      amortization           value

August 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  411,500     $ 1,646,000

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003 2002 and 2001

6.  Intangible assets, (continued):

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. for the purchase of filament winding technology which can be used in the production of composite utility poles and light standards as well as other products.  This transaction involved the issuance of 3,000,000 units with a unit price of $0.56.  Each unit comprised one Common Share and one-half Common Share warrant with an exercise price of $0.75 exercisable at any time until January 6, 2004.  In compliance with Canadian generally accepted accounting principles, the Company valued the transaction at the fair value of the consideration given, totaling $2,057,500, of which $377,500 was attributed to the warrant component.

   The fair value of the warrants was calculated using the Black-Scholes pricing model and reflects the following assumptions:

Risk free interest rate               3.25%

Expected life of option               1 year

Expected volatility                   139%

Expected dividends                    Nil

   In August 2001, management wrote off the Company’s intangible assets related to deferred development costs as the recovery of these costs could not be reasonably regarded as assured.

7.  Related party transactions:

   During the year ended August 31, 2003, the Company contracted with one of its directors and senior officers to provide services in the amount of $8,196 for leasehold improvements and direct and product development costs.

   During the year ended August 31, 2002, the Company contracted with one of its directors and senior officers to provide services amounting to $7,490 for leasehold improvements which were capitalized.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

8.  Notes payable:

(a)  Issued fiscal 2001:

During the year ended August 31, 2001, the Company completed the private placement of promissory notes in the aggregate principal amount of $900,000 bearing interest at 12% per annum.  The holders of the promissory notes had a first right, but not an obligation, to participate in the prospectus offering that closed on June 29, 2001, to the extent of all, but not less than all, of the outstanding balance of the principal sum thereof and any accrued and unpaid interest thereon, plus a cash bonus equal to the difference between $12,000 (for each principal amount of $100,000) and such accrued and unpaid interest at the time of the election to participate in the offering.  Of the aggregate amount mentioned above, holders of $600,000 (principal sum) elected to participate in the prospectus offering.

A holder of a promissory note with an original principal amount of $100,000 entered into agreement with the Company to be included in the new secured convertible promissory notes issued in fiscal 2002 (see note 8(b)).

The remaining promissory notes with an original principal amount of $200,000 and the accrued interest thereon were repaid in the year ended August 31, 2002.

(b)  Issued fiscal 2002:

During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002.  Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one “unit” for each $0.32 of principal and interest.  Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002.  The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding (see note 16(b)).

On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital:

   (a)  Authorized and issued shares:

   The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares issuable in series.

   The Company’s issued share capital consists of the following Common Shares:

                                           Number of

                                              shares            Amount

Balance August 31, 2000                   23,926,219     $  7,432,422

Shares issued for cash net of

  transaction costs                        2,244,766          991,038

Conversion of notes payable

  net of transaction costs (note 8)        1,033,847          623,218

Stock options exercised                       70,000           28,000

Balance August 31, 2001                   27,274,832        9,074,678

Conversion of notes payable

  net of transaction costs (note 8)        2,688,253          860,241

Stock options exercised                      200,000           70,000

Cancellation of exercised stock option      (200,000)         (70,000)

  (see note 9(c) below)

Shares issued for cash net of

  transaction costs and share

  subscription promissory notes

  of $175,540                              3,750,000        1,257,348

Total issued and outstanding              33,713,085       11,192,267

Shares to be issued pursuant to

  ARC Agreement (note 16)                    312,500          184,375

Balance August 31, 2002                   34,025,585     $ 11,376,642

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

                                           Number of

                                              shares            Amount

Balance August 31, 2002 forward           34,025,585      $ 11,376,642

Shares issued for intangible

  asset (note 6)                           3,000,000         1,680,000

Stock options exercised                      532,500           195,800

Shares issued for cash net of

  transaction costs and share

  subscription promissory notes

  of $135,603                              9,885,347         5,437,883

Total issued and outstanding              47,443,432        18,690,325

Shares to be issued pursuant to

  ARC Agreement (note 16)                    134,015           128,172

Balance August 31, 2003                   47,577,447      $ 18,818,497

   During the year ended August 31, 2003, the Company completed a private placement for 6,000,000 units which comprised one Common Share and one half Common Share warrant.  The unit was priced at $0.50 with the warrant having an exercise price of $0.75 and an expiry date of January 9, 2004.  Additionally, the Company issued another 3,750,000 Common Shares upon the exercise of warrants from the July 2002 private placement at a unit price of $0.60.  Both issues were fully subscribed.

   In conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants (see note 9(d)) in exchange for a promissory note in the amount of $193,540.  The promissory note is non-interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount outstanding is due within sixty days.  As collateral for the note, the Company is holding the 483,850 Common Shares and warrants.  As at August 31, 2003, the balance outstanding is $31,540.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (b)  Stock-based compensation:

   The Company recorded $443,742 in stock-based compensation to consultants and advisors during the year ended August 31, 2003.  Additionally during the year, pursuant to an employment agreement, the Company recorded stock-based compensation of $10,374 which was included in general and administrative expenses.  The compensation is based upon the Black-Scholes option pricing model.  For options granted in the period, the following weighed average assumptions were used:

Risk free interest rate               4.08%

Expected life of option               5 years

Expected volatility                   141%

Expected dividends                    Nil

   When the Company awards stock options to employees, no compensation cost is recognized in the consolidated statement of income and retained earnings for Common Share options granted.  Had compensation cost been determined based on the fair values at the grant dates for those options, the Company’s net loss and loss per share would have increased by the following amounts below:

                                           Cost                Per share

   Compensation costs                  $    2,229

   Net loss:

      As reported                       (4,586,359)              $(0.11)

      Pro forma                         (4,588,588)               (0.11)

   The above pro forma disclosure does not include the effects of awards granted before September 1, 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options:

        Stock option plan:

   Prior to the Annual and Special Meeting of October 15, 2002, the Company had adopted a stock option plan that provided for the aggregate number of options granted not exceed 10% of the issued Common Shares of the Company.  Under terms of the plan, the Board of Directors has full authority to administer the plan in accordance with the terms of the plan.  The number of options and exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price may not be less than the market price of the shares, less any discounts permitted by the rules of the stock exchange or stock exchanges.  The maximum number of options that may be granted to any one individual shall not exceed 5% of the Company’s issued and outstanding Common Shares.  The options granted under the plan may be exercisable for a period not exceeding five years and may vest at such times as the Board of Directors may determine at the time of grant.

   At the Annual General Meeting held on October 15, 2002, shareholders approved to amend the stock option plan for the Company.  Under the amendment, the number of stock options that could be issued was set at 6,740,000 which approximated 20% of the issued and outstanding Common Shares at that time.  As mentioned above, the Board of Directors sets the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the stock exchanges.  As at August 31, 2003, there were 4,927,500 Common Share options outstanding.

        Outstanding Options:

A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2000         1,315,000                 $  0.45

Granted                                825,000                    0.78

Exercised                              (70,000)                   0.40

Forfeited                             (190,000)                   0.47

Outstanding, August 31, 2001         1,880,000                 $  0.60

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

9.  Share capital, (continued):

   (c)  Options, (continued):

        Outstanding Options, (continued):

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2001 fwd:    1,880,000                $   0.60

Granted                              2,955,000                    0.37

Exercised                             (200,000)                   0.35

Forfeited                           (1,450,000)                   0.69

Outstanding, August 31, 2002         3,185,000                    0.36

Granted                              2,300,000                    0.85

Exercised                             (532,500)                   0.37

Forfeited                              (25,000)                   0.40

Outstanding, August 31, 2003         4,927,500                $   0.59

   The following table summarizes information about the stock options outstanding as at August 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2003

$0.34                      70,000            2.06               70,000

 0.34                     575,000            3.22              425,000

 0.40                     250,000            1.59              250,000

 0.40                     400,000            4.18              400,000

 0.40                     922,500            3.72              791,250

 0.40                     300,000            3.92              250,000

 0.50                      70,000            3.93               17,500

 0.54                     100,000            4.03               50,000

 0.55                     180,000            4.25               50,000

 0.56                     300,000            4.23                   --

 0.57                     600,000            4.30               33,334

 0.65                      40,000            2.86               40,000

 0.89                      50,000            0.62               12,500

 1.00                      50,000            2.57               12,500

 1.11                      20,000            4.43               10,000

 1.18                   1,000,000            4.35                   --

                        4,927,500            4.15            2,412,084

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

9.  Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at August 31, 2002:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2002

$0.34                      70,000            3.00               35,000

$0.34                     845,000            4.25              596,666

$0.40                     200,000            0.42              200,000

$0.40                     250,000            2.67              250,000

$0.40                   1,360,000            4.75            1,160,000

$0.40                     350,000            4.92              250,000

$0.50                      70,000            4.50                  --

$0.65                      40,000            3.92               40,000

                        3,185,000            4.15            2,531,666

   During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share.  Payment for these shares was made in the form of promissory notes totaling $150,000.  As collateral for notes the Company is holding the 750,000 shares.  These promissory notes are interest free and have no fixed terms of repayment.  In the fiscal year ended August 31, 2002, a director and officer of the Company paid $2,000 for part of the note and as a result 10,000 shares were released.  In fiscal 2003 two directors and employees of the Company paid $50,000 against the notes and as a result 250,000 shares were released.

   During fiscal 2002, a consultant exercised 200,000 options with an exercise price of $0.35 per share.  Payment for these shares was pursuant to an interest free promissory note, with terms of payment in full on or before December 31, 2002.  Subsequent to this issuance, the consultant requested to cancel these shares and corresponding promissory note, to which the Company agreed and executed the cancellations.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (c)  Options, (continued):

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2000           350,000                $   0.29

Granted                                200,000                    0.93

Exercised                                 --                       --

Forfeited                             (150,000)                   0.20

Outstanding, August 31, 2001           400,000                    0.64

Granted                                615,000                    0.39

Exercised                             (200,000)                   0.35

Forfeited                             (200,000)                   0.93

Outstanding, August 31, 2002           615,000                    0.39

Granted                              2,250,000                    0.85

Exercised                             (262,500)                   0.40

Forfeited                                   --                      --

Outstanding, August 31, 2003         2,602,500                $   0.79

   (d)  Warrants:

   Pursuant to a private placement completed during the year ended    August 31, 2001, the Company granted 1,000,000 share purchase warrants to the subscribers thereof.  Each warrant was exercisable into one Common Share of the Company at any time prior to December 22, 2001 at an exercise price of $0.60.  In fiscal 2002 the Company obtained permission from the regulatory authorities to extend the expiry date to April 22, 2002.  All warrants pursuant to this issue expired in fiscal 2002.

   As part of a prospectus offering completed in fiscal 2001, the Company granted an additional 1,948,624 warrants with an exercise price of $1.00 per share.  Each warrant entitled the holder to acquire one Common Share at any time prior to July 2, 2002.  All warrants relating to this issue expired in fiscal 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (d)  Warrants, (continued):

   In conjunction with the note payable conversion referred to in     note 8(b) above, the Company issued 2,688,253 warrants with an exercise price of $0.75 and an expiry date of December 20, 2002.  All warrants relating to this issue expired in fiscal 2003.

   In fiscal 2002, as part of a private placement completed           July 15, 2002, the Company issued 3,750,000 warrants with an exercise price of $0.60 and an expiry date of June 30, 2003.  As at         June 30, 2003, all warrants relating to this issue were exercised.

   During the year ended August 31, 2003, the Company issued a total of 4,500,000 warrants for Common Shares at an exercise price of $0.75.  1,500,000 warrants relate to the Canzeal Enterprises transaction noted in note 6 and the additional 3,000,000 relate to the private placement referred to in note 9(a) above.  The expiry date for these warrants are January 6 and 9, 2004, respectively.

   (e)  Escrow shares:

   As at August 31, 2002, 9,699,560 of the Company’s issued shares are held in escrow and may not be released without the prior consent of regulatory authorities.  The release of these shares is governed by certain conditions, including one share to be released for each $0.50 of cash flow generated from operations by the Company and a maximum of one-third of the original amount released in any calendar year.

   At the Annual and Special Meeting of the Company held on         October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices.  Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis.  The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis, to be released on April 15, 2003.  The balance of the shares will be releasable over a period of six years with releases allowed every six months.  The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

9.  Share capital, (continued):

   (f)  Loss per share:

   Basic loss per share is calculated using a monthly weighted average of shares outstanding.  This calculation removes any shares held in escrow under the Performance Escrow Agreement as at the balance sheet date.  The weighted average Common Shares outstanding for         August 31, 2002 and 2001 were 19,369,745 and 15,789,640, respectively.

   Owning to the change of the escrow agreement from performance to time release based, those shares held in escrow are included in the loss per share calculation as at August 31, 2003.  The weighted average Common Shares outstanding for the year ended August 31, 2003 was 41,366,763.

   The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

10.  Commitments:

   (a)  Royalties:

   As part of the purchase of the technical rights of the Uni-Seal sealant the Company agreed to pay vendor royalties on the amount of industrial coatings products sold at a rate ranging from $0.10 to $1.00 per gallon.

   (b)  Operating lease:

   The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to October 31, 2010.  The Calgary location is office space with an initial term running to March 31, 2011, with two five-year renewal options.  The minimum rent payable for each of the next five years is as follows:

Year ended                                              Lease Payments

August 31, 2004                                            $   216,619

August 31, 2005                                                289,293

August 31, 2006                                                305,646

August 31, 2007                                                258,020

August 31, 2008                                                233,718

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

10.  Commitments, (continued):

   (c)  Canzeal Enterprises Ltd. - royalties:

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. (“Canzeal”) and purchased the world-wide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite utility poles (see note 6 - Intangibles).  Pursuant to this agreement, the Company, for a period of four years, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.

   As at August 31, 2003, the Company had completed the testing and quality control specifications for making utility poles, but had not yet commenced saleable production, thus these statements do not contain any amount relating to the royalty payable mentioned above.

11. Financial assets and financial liabilities:

   The fair values of the Company's cash and cash equivalents, accounts receivable, NRC receivable, payables and accruals, notes payable and accrued interest approximate their carrying values due to their short-term nature.  The fair value of the long-term payable to NRC is not practical to determine at this time owing to terms of repayment.

   As at August 31, 2003, the Company did not have one customer that accounted for a significant amount in accounts receivable, net of allowance.  As at August 31, 2002, one customer accounted for 48% of total accounts receivable net of allowance (2001 - 80%).  The Company does not obtain collateral or other security to support financial instruments subject to credit risk.

   The Company earns revenue and records accounts receivable in foreign currency translated to Canadian dollars at the time of the transactions.  The Company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash.  These accounts receivable are short-term in nature.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in revenue.

12. Revenue:

   Revenue for the year ended August 31, 2003 includes interest income of $36,737 (August 31, 2002 - $3,730, August 31, 2001 - $14,071).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

13.  Income taxes:

   (a)  Expected tax rate:

   The expected effective tax rate for a public company in Alberta consolidated with its subsidiaries in the various jurisdictions is approximately 37.36% (2002 - 39% and 2001 – 40%).  The Company’s recorded income tax expense (recovery) differs from the amounts computed by applying the Company’s estimated income tax rate to the loss before income taxes as a result of the following:

                              August 31,       August 31,      August 31,

                                    2003             2002            2001

Loss before income taxes    $ (4,586,359)   $ (1,699,968)   $ (2,605,949)

Computed “expected” tax

    recovery                  (1,723,000)       (663,000)     (1,046,000)

Change in valuation

    allowance                  1,536,000         328,000         950,000

Change in enacted tax rates

    and use of tax rates

    of future years               43,000         386,000         188,000

Other, including

    permanent and U.S.

    tax rate differences         144,000         (51,000)        (92,000)

                            $        --     $        --     $        --

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

13. Income taxes, (continued):

   (b)  Net future tax assets:

   The tax effects of temporary differences that give rise to significant portions of the future tax assets:

                              August 31,       August 31,      August 31,

                                    2003             2002            2001

Future tax assets:

   Non-capital losses

     carried forward-Cdn.  $  3,409,000     $  2,334,000    $  1,998,000

   Non-capital losses

     carried forward-U.S.       372,000          374,000         392,000

   Capital assets, differences

    between net book value and

    undepreciated capital cost  197,000          102,000          81,000

   Intangible assets,

    differences between net

    book value and cumulative

    eligible capital            673,000          551,000         696,000

   Other                        435,000          189,000          55,000

Sub-total                     5,086,000        3,550,000       3,222,000

Less valuation allowance     (5,086,000)      (3,550,000)     (3,222,000)

                           $        --      $        --     $        --

   The Canadian non-capital losses carried forward expire primarily from 2004 through 2010, while the U.S. non capital losses carried forward expire primarily from 2016 through 2023.

14. Segmented information:

The Company’s activities comprise one business segment.  For the years ended August 31, 2003, 2002 and 2001, the Company’s revenue includes sales to companies in the United States of $186,942, $240,554 and $139,320, respectively.  Additionally, as at August 31, 2003, 2002 and 2001, the Company had property plant and equipment with a net book value of nil, nil and $167,052, respectively, located in the United States.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

15. Statement of cash flows:

   Supplementary information related to cash flows from operations:

                               August 31,       August 31,     August 31,

                                     2003             2002           2001

Interest paid                  $    4,078      $     7,743     $      --

Interest received                  36,737            3,730        14,071

16. Government assistance, contingent liabilities and equity issue:

   (a)  Government assistance:

   During the year ended August 31, 2001, the Company received $41,000 in government assistance which was netted against development expenses.

(a)

Government assistance and contingent liability:

   During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada (“NRC”) to further develop the Company’s Version resin technology for the pultrusion and filament winding composite markets.  This agreement falls under the NRC’s Industrial Research Assistance Program (“IRAP”) and allows for the Company to receive up to $400,000 over a two-year period.  These proceeds are for certain costs incurred by the Company in developing Version F and Version S resin systems, two products designed for flame retardancy and processing speed applications.  These proceeds are repayable at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010.  If the Company has not repaid an amount equal to NRC’s contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

   As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company’s records as a receivable with an offsetting long-term liability.  The $37,620 was received subsequent to August 31, 2002 in full.

   During the year ended August 31, 2003, the Company filed an additional $305,805 worth of claims with the NRC and as at balance sheet date, had $145,162 in claims awaiting payment.  These amounts were received subsequent to August 31, 2003.  As per the agreement with the NRC, the Company set up an offsetting long-term liability totaling the sum of all claims made to the NRC.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

16. Government assistance, contingent liabilities and equity issue, (continued):

   (c)  Government assistance and equity issue:

   In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council (“ARC”) to optimize the commercialization of the Company’s Version G resin system.  The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000.  In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company.  The agreement sets out the valuation of these shares at points in time.

   The first installment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40, which entitled ARC to receive 312,500 shares.  As at the August 31, 2002 balance sheet date, these shares had not been issued; however, in accordance with Canadian generally accepted accounting principals the Company has recorded the pending issue at its August 30, 2002 market price of $0.59 which resulted in an additional expense of $59,375.

   During fiscal 2003, the Company issued its second installment of $125,000 and as at August 31, 2003 the Company had used services in excess of the third installment amount, which triggers issue of another block of Common Shares.  To this end, the Company has accrued the total amount owing to ARC as at balance sheet date and recorded the number of shares to be issued to ARC (see note 9).

17. Joint Venture with Euro-Projects:

   On August 30, 2003, the Company signed a joint venture agreement with Euro-Projects (LTTC) Limited (“EPL”) of Rothely, England.  EPL is a research and development, engineering design company, specializing in advanced composite materials.  The firm has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and composite applications across a broad range of industries.

   Under the Joint Venture the Company will, subject to EPL obtaining any necessary third party consents, have the exclusive world-wide right for commercialization of existing and all future technologies as developed or being developed by EPL.  The Company will have an 85% interest in the joint venture, with EPL having the remaining 15%.  No contributions have been made by the Company to the Joint Venture as at August 31, 2003.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Years ended August 31, 2003, 2002 and 2001

17. Joint Venture with Euro-Projects, (continued):

   The terms of the agreement have the Company contributing working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions made by the Company, the first $2,000,000 U.S. in net profits of each technology are to be distributed equally between EPL and the Company and any additional profits distributed 85% and 15% between the Company and EPL respectively.

   As at August 31, 2003 the Joint Venture had not done any business, thus there are no results contained within these statements.

18. Subsequent events:

(a)  Formation of RS Technologies Inc.:

   On August 8, 2003, the Company formed the 100% owned subsidiary RS Technologies Inc. (“RST”) and appointed Mr. Paul Giannelia as CEO and Chairman of the Board.  RST management and staff will assume responsibility for product commercialization, research and development, sales and marketing and international business growth in conjunction with the Joint Venture with EPL (see note 17).

(b)  Change of fiscal year end:

   On November 24, 2003, the Company filed a “Notice of change in the Ending Date of Financial Year” under National Policy Statement No. 51.  The change in the Company’s financial year-end from August 31st to December 31st, in management’s opinion, will make the Company comparable to most of its peers.

(c)  Private placement of 3,750,000 equity units:

   On December 18, 2003, the Company issued a press release announcing its intention to issue a maximum of 3,750,000 equity units consisting of one Common Share and one Common Share warrant at a price of $0.80 per unit.  The Common Share warrant will entitle the holder to acquire one Common Share for a period of 12 months subsequent to the closing date.  The exercise price on or before the six month anniversary of the closing date is $1.00 per share and the exercise price after the six month but before the twelve month anniversary of the closing date is $1.25 per share.

   On December 29th, 2003, the Company issued a press release announcing the close of the private placement and indicated the placement was fully subscribed.